Eaton & Van Winkle LLP
3 Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill Partner	Direct Dial: (212) 561-3604 Email: VMcGill@EVW.com

July 19, 2013

David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Tianli Agritech, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 14, 2013
File No. 001-34799

Dear Mr. Humphrey:

On behalf of our client, Tianli Agritech, Inc. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated June 21, 2013, with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed on March 14, 2013 (the “2012 Form 10-K”).

Our responses below have been numbered to correspond to the Staff’s comments.  An amendment to the Company’s 2012 Form 10-K (the “Amendment”) which responds to the Staff’s comments, together with an acknowledgement letter from the Company, has been filed contemporaneously with this letter.

 Critical Accounting Policies, page 51

1. Please file an amended Form 10-K for the year ended December 31, 2012 to include a discussion of critical accounting policies within Management’s Discussion and Analysis. This disclosure should supplement, not duplicate, the description of accounting policies in the notes to the financial statements as well as provide greater insight into the quality and variability of information regarding financial condition and operating performance. Refer to the disclosure requirements of FR-72.

Response: The discussion of Critical Accounting Policies has been revised in response to the Staff’s comment.

Item 9A. Controls and Procedures, page 5

2. Please reperform your assessments of internal control over financial reporting and disclosure controls and procedures as of December 31, 2012 to consider in such assessment the exclusion of the required discussion of Critical Accounting Policies from your Form 10-K for the year ended December 31, 2012. If you continue to believe the assessments should remain “effective,” please provide support for your conclusion in your response.

Response: The disclosure has been revised in response to the Staff’s comment, and includes an explanation as to why the Company believes its assessments remain “effective.”

Exhibits, Financial Statement Schedules, page 67

3. Based on a review of your prior filings and your disclosure in this filing, it appears that your exhibit index does not include all of the exhibits required by Item 601 of Regulation S-K. Please revise your exhibit index to include all such exhibits. Please note that previously filed exhibits may be incorporated by reference from the prior year’s Form 10-K or another appropriate document. Refer to Question 146.02 of Regulation S-K Compliance & Disclosure Interpretations, available on our website.

Response: The exhibit index has been revised in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-1

4. Please file an amended Form 10-K to include a properly signed opinion for the year ended December 31, 2012. The current opinion of RBSM, LLP does not include a location as required by Article 2 of Regulation S-X.

Response: The report of RBSM, LLP has been revised in response to the Staff’s comment.

5. Please file an amended Form 10-K to include a properly signed opinion for the year ended December 31, 2011. The current opinion of Sherb &Co, LLP does not include a location as required by Article 2 of Regulation S-X.

Response: The report of Sherb &Co, LLP has been revised in response to the Staff’s comment.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Sincerely, /s/ Vincent J. McGill Vincent J. McGill

cc:           Amy Geddes
               John Stickel
               Margery Reich
               Justin Dobbie